ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust” or “Enterra”) for the six-month period ended June 30, 2008.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Trust for the years ended December 31, 2007 and 2006, as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Trust for the six-month period ended June 30, 2008.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, August 13, 2008.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations” and “cash flow netback”, which are non-GAAP terms.  The Trust uses these measures to help evaluate its performance.  The Trust considers funds from operations a key measure for the ability of the Trust to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with GAAP as an indicator of performance.  The Trust considers cash flow netback a key measure for the ability of the Trust to analyze its operations.  The term should not be considered as an alternative to, or more meaningful than, net income or net loss as determined in accordance with GAAP as an indicator of performance. Funds from operations and cash flow netback, as determined by the Trust may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or net loss can be found in the non-GAAP financial measures section of this MD&A.

This MD&A also contains other terms such as net debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance.  Enterra’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other trusts or companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, distributions and method of funding thereof, proportion of distributions anticipated to be taxable and non-taxable, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements.  The Trust has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Enterra’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Trust.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Trust operates; the timely receipt of any required regulatory approvals; the ability of the Trust to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Trust has and interest in to operate the field in a safe, efficient and effective manner; the ability of the Trust to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Trust operates; and the ability of the Trust to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Enterra’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or  at Enterra’s website (www.enterraenergy.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  Other sections of this MD&A may include additional factors that could adversely affect the business and financial performance.  The Trust operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Trust cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).

The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Enterra continues to focus on its primary goal for 2008 to reduce debt with the long-term goal to improve the balance sheet.  At the same time, select capital reinvestment projects thought to have the best performance on a near term basis are being pursued and to the extent possible, production rates and reserve values are being preserved.  It is not anticipated that production and reserves values can be held flat with the current capital budget of $30.0 million for 2008.  With commodity prices well above prices used for internal budget purposes, management will evaluate the best use of cash flows in excess of the budget and determine whether to increase capital spending and/or reduce debt.  Cost reduction at operating and overhead levels will also be important to achieving both debt reduction and capital reinvestment goals.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

Q2 2008 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)
	Three months ended June 30			Six months ended June 30			Year ended Dec 31
	2008	2007	Change	2008	2007	Change	2007
FINANCIAL
Revenue before mark-to-market adjustment	71,004	58,644	21%	131,319	113,102	16%	223,828
Funds from operations (1)	31,588	19,697	60%	55,844	38,461	45%	70,463
Per unit (2)	0.51	0.32	59%	0.91	0.64	42%	1.18
Net income (loss)	(11,855)	7,878	N/A	(13,762)	(54,872)	75%	(142,036)
Per unit (2)	(0.19)	0.13	N/A	(0.22)	(0.94)	83%	(2.38)
Total assets	572,738	745,467		572,738	745,467		599,790
Net debt (3)	134,088	193,407		134,088	193,407		172,664
Unitholders’ equity	216,456	331,089		216,456	331,089		219,184
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding (2)	61,480	59,906	3%	61,458	58,079	6%	59,767
Units outstanding at period end (2)	61,552	61,404	-	61,552	61,404	-	61,436
PRODUCTION
Average daily production
Oil and NGL (bbls per day)	3,688	4,788	(23%)	3,855	4,692	(18%)	4,698
Gas (mcf per day)	38,465	48,514	(21%)	39,846	46,057	(13%)	46,378
Total (boe per day)	10,099	12,874	(22%)	10,496	12,368	(15%)	12,428
Exit production
Oil and NGL (bbls per day)	3,665	4,966	(26%)	3,665	4,966	(26%)	3,952
Gas (mcf per day)	37,269	50,232	(26%)	37,269	50,232	(26%)	45,031
Total (boe per day)	9,877	13,338	(26%)	9,877	13,338	(26%)	11,457
Average sales price
Oil and NGL ($ per bbl)	99.02	60.29	64%	88.26	59.02	50%	61.09
Gas ($ per mcf)	10.85	7.37	47%	9.57	7.61	26%	7.04
Cash flow netback ($ per boe)
Revenue (4)	77.48	50.06	55%	68.74	50.52	36%	49.34
Royalties	18.72	11.18	67%	15.87	11.20	42%	10.00
Production expenses	13.72	12.56	9%	13.74	13.42	2%	14.05
Transportation expenses	0.19	0.27	(30%)	0.24	0.25	(4%)	0.24
Operating netback	44.85	26.05	72%	38.89	25.65	52%	25.05
General and administrative	5.12	4.56	12%	4.87	4.48	9%	4.50
Cash interest expense	4.84	4.41	10%	4.49	4.31	4%	4.47
Other cash costs	0.52	0.27	N/A	0.29	(0.32)	N/A	0.06
Cash flow netback	34.37	16.81	104%	29.24	17.18	70%	16.02

(1)  Funds from operations and cash flow netback are non-GAAP financial measures.  Please refer to “Non-GAAP Terms” above

(2)  Basic and diluted, see note 7 in notes to financial statements

(3)  Includes total bank debt and note payable (capital lease obligations – 2007)

(4)  Price received excludes unrealized mark to market gain or loss

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION(in thousands except for per unit amounts)

	2008		2007				2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues before mark-to-market adjustment	71,004	60,315	53,048	57,677	58,644	54,458	55,484	64,045
Funds from operations	31,588	24,256	12,110	21,195	19,697	17,694	9,558	25,281
Loss before taxes and NCI(1)	(16,366)	(9,457)	(55,618)	(41,27)	(8,173)	(72,968)	(101,242)	(6,879)
Net earnings (loss)	(11,855)	(1,907)	(39,481)	(47,681)	7,878	(62,752)	(69,189)	3,000
Net earnings (loss) per unit basic and diluted	$(0.19)	$(0.03)	$(0.64)	$(0.78)	$0.13	$(1.12)	$(1.40)	$0.07
Distributions declared per unit (US$)	-	-	-	$0.12	$0.18	$0.18	$0.36	$0.36

(1) Non-controlling interest

The loss in Q2 2008 primarily relates to the non-cash mark-to-market loss on commodity price contracts that was a result of oil prices rising to record levels over the quarter.  The significant net losses in Q4 2007, Q3 2007, Q1 2007 and Q4 2006 were due to ceiling test and goodwill impairment losses that were recorded in the periods.

OVERALL PERFORMANCE

On June 27, 2008 Enterra agreed to new credit facilities with its banking syndicate that included revolving and operating credit facilities with a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $15.0 million.  Interest rates have been reduced under the new facilities.  As at June 30, 2008 interest was being accrued at 4.77% per annum which represents a 23% decrease from the 6.23% per annum being accrued at March 31, 2008 under the old facilities.  Current borrowings under the revolving and operating credit facilities at June 30, 2008 were $134.1 million with no borrowings under the second-lien facility.  This new credit facility as well as the funds generated from operations provides Enterra with sufficient flexibility to continue with its stated objectives of conservative capital reinvestment and debt repayment.

Average production decreased by 22% to 10,099 boe per day in Q2 2008 from 12,874 boe per day in Q2 2007.  Enterra exited the quarter with sales volumes of approximately 9,877 boe per day, 26% lower than the Q2 2007 exit rate of 13,338 boe per day.  The decline in average production was primarily due to the sale of previously announced properties which closed during Q1 and Q2.

Overall, oil prices received in Q2 2008 increased 64% from Q2 2007.  Gas prices received increased 47% from Q2 2007.  The increased prices received by Enterra combined with the 22% decrease in production resulted in total revenues, prior to the mark-to-market adjustments, increasing 21% from Q2 2007.  Production expenses increased 9% in Q2 2008 to $13.72 per boe compared to $12.56 per boe in Q2 2007.

Total G&A expenses decreased 12% in Q2 2008 but on a per unit basis, G&A expenses increased 12% to an average of $5.12 per boe from $4.56 per boe in Q2 2007.  Interest expenses decreased 10% to $5.1 million in Q2 2008 compared to $5.7 million in Q2 2007 due to the combined effect of lower average borrowings on bank indebtedness in 2008 offset by the issuance of an additional $40.0 million in convertible debentures on April 27, 2007.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The overall impact was that funds from operations increased by 60% to $31.6 million in Q2 2008 from $19.7 million in Q2 2007 and increased 32% from $24.0 million in Q1 2008.  Net loss for the six months ended June 30, 2008 was $13.8 million.  The net loss was a direct result of non-cash commodity price hedging losses of $21.5 million incurred during Q2 2008.  This non-cash hedging loss related primarily to oil hedge collars for the remainder of 2008 and for 2009 whereby 1,000 bbls of oil was economically hedged.  It is important to note that the 1,000 bbls economically hedged represents less than one-third of the oil production of Enterra and therefore any actual cash cost of these contracts will be more than offset by the higher prices received on the portion of oil production that is not economically hedged.

The Trust received gross proceeds of $2.1 million for property sales in Q2 2008.  In Q1 2008, the Trust disposed of certain Canadian oil and gas assets for net cash proceeds of $39.5 million.  The proceeds were directed to debt repayment.

SALES VOLUMES

Average production for Q2 2008 decreased 22% to 10,099 boe per day from 12,874 boe per day in Q2 2007.  The decline in average production was due primarily to the sale of properties previously announced which closed during Q1 and Q2.  Enterra expects the second half of 2008 to have average production in the range of 9,200 to 9,700 boe per day, with a year end exit rate between 9,000 and 9,500 boe per day.

Average production during Q2 2008 consisted of 3,688 bbls per day of oil and natural gas liquids (“NGL”) and 38,465 mcf per day of natural gas, resulting in a mix of 37% oil and NGL and 63% natural gas.  The exit production rate was 9,877 boe per day at June 30, 2008.  Exit production was lower than expected due to a well problem in the Primate oil field and a pipeline outage servicing a Ricinus gas well that reduced the exit rate of production by an estimated 165 boe per day over the quarter end.  These problems have subsequently been corrected and the wells are back on full production.

In Q2 2008, Enterra participated in the drilling of 12 (6.4 net) wells; 5 (4.1 net) in Canada and 7 (2.3 net) in Oklahoma.  All wells in Oklahoma were drilled by a joint venture partner under an area farmout agreement that resulted in the joint venture partner paying 100% of the drilling and completion costs in exchange for 70% working interest.  Overall, the drilling in Canada and Oklahoma in Q2 2008 resulted in 5 (4.1 net) oil wells, 6 (1.3 net) gas wells and 1 (1.0 net) service well resulting in a success rate of 100%.  For the 6 months ended June 30, 2008, the Trust participated in the drilling of 18 (6.9 net) development wells and 1 (1.0 net) service with an overall success rate of 100%.  Of these wells, 5 wells were drilled late in Q2 2008 and had not been tied in by the end of the quarter; therefore the new production generated from these wells is expected to positively impact Q3 production.

Canadian Operations

Production in Canada for Q2 2008 was down compared to Q2 2007 with the acquisition of Trigger Resources in Q2 2007 being offset by natural declines and the asset disposition program of Enterra that saw the closing of three property sales during Q1 2008 and two property sales during Q2 2008.  Volumes averaged 28% lower at 5,389 boe per day in Q2 2008 compared to 7,528 boe per day in Q2 2007 and 14% lower compared to 6,284 boe per day in Q1 2008.  Gas represented approximately 42% of total production in Q2 2008 versus 46% in Q2 2007 on a boe basis.  The Q2 2008 exit rate for Canada was 5,170 boe per day.  Enterra drilled 5 (4.1 net) oil wells during the quarter with 100% success; 2 wells were on stream immediately after drilling and three of these wells were tied in and placed on production in Q3 2008.

U.S. Operations

Production in the United States averaged a total of 4,710 boe per day during Q2 2008, of which 88% was natural gas.  Production decreased by 12% from 5,346 boe per day in Q2 2007 due to higher natural declines in older wells.  The Q2 2008 exit rate for the U.S. was 4,707 boe per day.  Production over the course of 2008 has stabilized in Oklahoma as a result of the addition of a third drilling rig in the latter part of 2007.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Production
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Daily sales volumes – average
Oil & NGL (bbls per day)	3,688	4,788	(23%)	3,855	4,692	(18%)
Natural gas (mcf per day)	38,465	48,514	(21%)	39,846	46,057	(13%)
Total (boe per day)	10,099	12,874	(22%)	10,496	12,368	(15%)

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,665	4,966	(26%)	3,665	4,966	(26%)
Natural gas (mcf per day)	37,269	50,232	(26%)	37,269	50,232	(26%)
Total (boe per day)	9,877	13,338	(26%)	9,877	13,338	(26%)

Sales volumes mix by product
Oil & NGL	37%	37%		37%	38%
Natural gas	63%	63%		63%	62%
	100%	100%		100%	100%

Production by Geographic Area
	Three months ended June 30		Six months ended June 30
	Canada	U.S.	Canada	U.S.
Daily sales volumes – average
Oil & NGL (bbls per day)	3,143	545	3,314	542
Natural gas (mcf per day)	13,474	24,991	15,138	24,708
Total (boe per day)	5,389	4,710	5,836	4,660

Daily sales volumes - exit rate
Oil & NGL (bbls per day)	3,080	585	3,080	585
Natural gas (mcf per day)	12,540	24,729	12,540	24,729
Total (boe per day)	5,170	4,707	5,170	4,707

Sales volumes mix by product
Oil & NGL	58%	12%	57%	12%
Natural gas	42%	88%	43%	88%
	100%	100%	100%	100%

COMMODITY PRICING

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The price of natural gas in the United States is benchmarked on the New York Mercantile Exchange (“NYMEX”) and expressed in U.S. dollars per million British Thermal Units (“mmbtu”).  In Western Canada the benchmark is the price at the AECO hub and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Enterra expresses its realized prices for oil and gas in Canadian dollars.

Oil prices for Q2 2008 increased 75% to an average of $125.22 per bbl from $71.46 per bbl in Q2 2007.  The effect of the increase was offset by a 9% year over year weakening of the U.S. dollar against the Canadian dollar, with the exchange rate rising to an average of US$0.99 per Canadian dollar in Q2 2008 from an average of US$0.91 per Canadian dollar in Q2 2007.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas prices for Q2 2008 on the NYMEX increased to an average of US$10.80 per mmbtu from US$7.56 per mmbtu in Q2 2007.  In Canada, AECO pricing was significantly higher than Q2 2007 levels, averaging $10.21 per GJ.

The Q2 2008 average price received for oil, net of commodity contract settlements increased 64% to $99.02 per bbl from $60.29 per bbl in Q2 2007.  The Q2 2008 average price received for natural gas, net of commodity contract settlements, was up 47% to $10.85 per mcf from $7.37 per mcf in Q2 2007.

Pricing
Pricing benchmarks	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
WTI (US$ per bbl)	123.98	65.03	91%	110.94	61.65	80%
Average exchange rate: US$ to Cdn$1.00	0.99	0.91	9%	0.99	0.88	13%
WTI (Cdn$ per bbl)	125.22	71.46	75%	112.05	70.06	60%
AECO monthly index (Cdn$ per GJ)	10.21	7.07	44%	9.06	7.24	25%
NYMEX (US$ per mmbtu)	10.80	7.56	43%	9.44	7.26	30%
Average prices received
Oil (Cdn$ per bbl)	113.36	60.29	88%	98.36	59.00	67%
Natural gas (Cdn$ per mcf)	11.14	7.27	53%	9.56	7.40	29%
Oil commodity contract settlements (Cdn$ per bbl)	(14.34)	-	N/A	(10.09)	0.02	N/A
Natural gas commodity contract settlements (Cdn$ per mcf)	(0.29)	0.10	N/A	-	0.21	N/A
Combined oil and NGL (Cdn$ per bbl)	99.02	60.29	64%	88.26	59.02	50%
Combined natural gas (Cdn$ per mcf)	10.85	7.37	47%	9.57	7.61	26%
Total (Cdn$ per boe)	77.48	50.06	55%	68.74	50.52	36%

REVENUES

Natural gas revenue for Q2 2008 increased 16% from Q2 2007 to $37.8 million which was the result of a 47% increase in the sales price of natural gas received for Q2 2008 offset by production volumes for Q2 2008 decreasing by 21%.  For oil and NGL, the 27% revenue increase from Q2 2007 was the result of the increase in oil price received of 64% which was offset by a 23% decrease in production volumes from Q2 2007.  Overall, in Q2 2008 revenues increased by $12.4 million or 21% compared to Q2 2007. The increase in revenue was significantly lower than expected due to the unrealized mark-to-market loss on financial instruments of $21.5 million during Q2 2008.  This mark-to-market loss is a result of commodity price contracts on a small portion of future production and near record high commodity prices at June 30, 2008.  It is important to note that the 1,000 bbls economically hedged represents less than one-third of the oil production of Enterra and therefore any actual cash cost of these contracts will be more than offset by the higher prices received on the non-hedged portion of oil production.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues (in thousands except for percentages)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Revenues
Oil and NGL	33,230	26,102	27%	61,937	49,647	25%
Natural gas	37,774	32,542	16%	69,382	63,455	9%
	71,004	58,644	21%	131,319	113,102	16%
Unrealized mark-to-market gain (loss) on financial instruments	(21,517)	4,227	N/A	(28,329)	(6,221)	N/A
Oil and natural gas revenues	49,487	62,871	(21%)	102,990	106,881	(4%)

Revenues by Geographic area (in thousands)
	Three months ended June 30		Six months ended June 30
	Canada	U.S.	Canada	U.S.
Revenues
Oil and NGL	26,896	6,334	51,026	10,911
Natural gas	11,197	26,577	23,687	45,695
	38,093	32,911	74,713	56,606
Unrealized mark-to-market (loss) on financial instruments	(17,060)	(4,457)	(21,784)	(6,545)
Oil and natural gas revenues	21,033	28,454	52,929	50,061

FINANCIAL INSTRUMENTS

The Trust has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements.  By doing this the Trust seeks to provide a measure of stability and predictability of cash inflows.

Enterra has recently been focusing its price risk management on purchasing floor price options to better maximize its exposure to upside price movements while trying to ensure sufficient cash flow to achieve our budgeted plans.  As of June 30, 2008, less than one third of the oil and gas production of Enterra is economically hedged with financial instruments that limit the maximum price for these commodities.  For the winter heating season, only the commodity floor price contracts will remain on a portion of Enterra gas production.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

At June 30, 2008, the following financial derivatives and fixed price contracts were outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Fixed	Gas	7.95 (US$/mmbtu)	2,000 mmbtu	April 1, 2008 – October 31, 2008
Collars	Gas	6.50 by 10.50 (US$/mmbtu)	3,000 mmbtu	April 1, 2008 – October 31, 2008
Three way collars	Gas	7.25 by 9.75 (US$/mmbtu) (1)	5,000 mmbtu	April 1, 2008 – October 31, 2008
Floors	Gas	8.00 ($/GJ)	3,000 GJ	November 1, 2008 – March 31, 2009
Floors	Gas	9.00 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	2,000 mmbtu	November 1, 2008 – March 31, 2009
Floors	Gas	10.00 (US$/mmbtu)	3,000 mmbtu	November 1, 2008 – March 31, 2009

Collars	Oil	62.00 by 80.50 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	62.00 by 80.05 (US$/bbl)	500 bbl	July 1, 2008 – December 31, 2008
Floors	Oil	92.50 (US$/bbl)	3,000 bbl	July 1, 2008 – December 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009

 (1) In the event that Nymex declines below US$6.00 Enterra will lose its US$7.25 floor protection but will receive a premium of $1.25 US per mmbtu

Enterra had the following physical contracts outstanding as at June 30, 2008:

Fixed	AECO Gas	$7.84/GJ	2,000 GJ	April 1, 2008 – October 31, 2008
Collars	Oil	72.00 by 91.50 (US$/bbl)	500 bbl	January 1, 2009 – December 31, 2009
Fixed purchase	Power (Alberta)	62.90 (Cdn$/Mwh)	72 Mwh	July 1, 2007 – December 31, 2009

As at June 30, 2008 the above commodity contracts had a net mark-to-market liability position of $33.2 million which is an increase of $21.5 million from the Q1 liability of $11.7 million.  This liability relates primarily to near record high oil prices that increased from the $100 range at the end of Q1 2008 to the $135 range at the end of Q2 2008 and does not necessarily reflect the expected future cash settlement value of these contracts.

Subsequent to June 30, 2008, the following financial derivative fixed price contract was entered into:

Floors	Gas	9.50 (US$/mmbtu)	5,000 mmbtu	November 1, 2008 – March 31, 2009

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

ROYALTIES

Royalties include crown, freehold and overriding royalties and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received for the sales. Overall, royalties increased in Q2 2008 compared to Q2 2007 primarily due to higher commodity prices.  As a percentage of revenue, royalties were 24% for Q2 2008 and 22% for Q2 2007.  The disposition of certain Canadian properties in Q1 and Q2 2008 had a modest impact to the amount of royalties paid.

In late October 2007, the Alberta provincial government announced a new oil and gas royalty regime to take effect January 1, 2009.  The Trust has assessed the impact of the new royalty regime and has determined that it will have a modest negative effect on its current portfolio of production and reserves in Alberta.  Enterra now incorporates the new royalty scheme into its Alberta based economic analysis prior to pursuing opportunities in the province.  At the end of June 2008, approximately 27% of production came from Alberta.

Royalties (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Royalties	17,200	13,093	31%	30,304	25,083	20%
As a percentage of revenues	24%	22%	9%	23%	22%	5%
Royalties per boe	$18.72	$11.18	67%	$15.87	$11.20	42%

Royalties by Geographic Area (in thousands except for percentages and per boe amounts)
	Three months ended June 30		Six months ended June 30
	Canada	U.S.	Canada	U.S.
Royalties	9,421	7,779	17,010	13,294
As a percentage of revenues	25%	24%	23%	23%
Royalties per boe	$19.23	$18.15	$16.02	$15.68

PRODUCTION EXPENSE

In Q2 2008, production expense increased 9% to $13.72 per boe compared to $12.56 per boe in Q2 2007 and was consistent when compared to $13.75 per boe in Q1 2008.  Production expenses for the quarter were in line with management expectations.

Canadian Operations

In Canada, Q2 2008 average production expense increased by 5% to $15.71 per boe versus $14.98 per boe in Q2 2007 and decreased 6% compared to $16.64 per boe in Q1 2008.  Total production expenses decreased 25% in Q2 2008 to $7.7 million from $10.3 million in Q2 2007.  The increase in production expenses per boe from Q2 2007 is due to the sale of certain lower cost properties in Q1 2008 as part of the asset disposition program.

U.S. Operations

Production expense for the U.S. assets in Q2 2008 increased 25% to $11.44 per boe from a Q2 2007 average of $9.15 per boe.  The higher production expenses in Q2 2008 compared to Q1 2008 related to the cost of replacement pumps and a replacement string of tubing required for a salt water disposal well.  Total operating expense increased 9% in Q2 2008 to $4.9 million from $4.5 million in Q2 2007.

Overall, a significant amount of water is transported and disposed of in the dewatering process of the Hunton formation and this accounts for a significant portion of production expenses.  With the increased pace of development, operations in the U.S. have experienced a 24% increase in the amount of water handled relative to the production of oil an gas on a boe basis.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Production expense	12,607	14,710	(14%)	26,240	30,028	(13%)
Production expense per boe	$13.72	$12.56	9%	$13.74	$13.42	2%

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended June 30		Six months ended June 30
	Canada	U.S.	Canada	U.S.
Production expense	7,704	4,903	17,215	9,025
Production expense per boe	$15.71	$11.44	$16.21	$10.64

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  On a year to date basis the transportation costs are consistent at $0.24 per boe for the six months ended June 30, 2008 and $0.25 per boe for the same period in 2007.

Transportation Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Transportation expense	172	317	(46%)	449	563	(20%)
Transportation expense per boe	$0.19	$0.27	(30%)	$0.24	$0.25	(6%)

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 12% in Q2 2008 compared to Q2 2007 on a total dollar basis but increased on a per boe basis due to lower production volumes, as a result of the assets sales in Q1 and Q2 2008, when compared to Q2 2007.

General and Administrative Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Gross G&A expense	6,151	6,072	1%	11,105	11,568	(4%)
Capitalized	(772)	(200)	N/A	(772)	(400)	100%
Recoveries	(673)	(525)	28%	(1,025)	(1,137)	(10%)
G&A expense	4,707	5,347	(12%)	9,308	10,031	(7%)
G&A expense per boe	$5.12	$4.56	12%	$4.87	$4.48	9%

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

UNIT-BASED COMPENSATION EXPENSE

Non-cash unit-based compensation expense for Q2 2008 was $0.5 million compared to $0.7 million in Q2 2007 and $1.4 million in Q1 2008.  The decrease in the Q2 2008 expense reflects a reduction in the estimated weighted average fair value of incentive rights granted for more recent units, a reduction to the 2008 expense of $0.7 million to reflect a revised forfeiture rate at June 30, 2008 and the capitalization of a portion of the unit-based compensation expense.

Unit-Based Compensation Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Gross unit-based compensation expense	723	675	7%	2,172	2,027	7%
Capitalized	(193)	-	(100%)	(193)	-	(100%)
Unit-based compensation expense	530	675	(21%)	1,979	2,027	(2%)
Unit-based compensation expense per boe	$0.58	$0.58	-	$1.04	$0.91	14%

INTEREST EXPENSE

Interest expense for Q2 2008 was $5.1 million, comprised of interest on bank indebtedness of $2.2 million and interest on convertible debentures of $2.9 million.

Interest expense on bank indebtedness decreased by $0.9 million compared to Q2 2007.  Enterra began Q2 2008 with a lower balance in bank indebtedness of $131.7 million compared to $185.9 million at the start of Q2 2007.

Interest expense on bank indebtedness for the six months ended June 30, 2008 decreased by $2.0 million from the same six month period in 2007.  This was a result of a decrease to bank indebtedness as a result of repayments using funds generated from the Q1 and Q2 2008 asset disposition program.  Total bank indebtedness dropped from $172.0 million at the start of the year to $134.1 million at June 30, 2008.  This is a significant drop compared to the $189.0 million borrowed in the first half of 2007.  Interest expense in the upcoming quarters is expected to decrease due to the amended credit facilities.  However, on a boe basis, interest expense is still expected to be higher due to the lower production base in 2008 when compared to 2007.

Interest expense on convertible debentures for Q2 2008 was $2.9 million compared to $2.5 million.  The difference is attributed to the 8.25% convertible debentures issued on April 28, 2007 of $40.0 million with a maturity date of June 30, 2012.  Similarly, the six months to date interest expense on convertible debentures of $5.7 million is an increase of $1.4 million from the same period in 2007.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Cash interest expense on bank indebtedness, capital lease, and note payable	1,999	2,995	(33%)	3,702	5,889	(37%)
Cash interest expense on convertible debentures	2,445	2,173	13%	4,863	3,757	29%
Subtotal cash interest expense	4,444	5,168	(14%)	8,565	9,646	(11%)
Non-cash interest expense on bank indebtedness, capital lease, and note payable	216	161	34%	543	322	69%
Non-cash interest expense on convertible debentures	423	333	27%	836	534	57%
Total interest expense	5,083	5,662	(10%)	9,944	10,502	(5%)
Cash interest expense per boe on bank indebtedness, capital lease, and note payable	$2.18	$2.56	(15%)	$1.94	$2.63	(26%)
Cash interest expense per boe on convertible debentures	$2.66	$1.85	44%	$2.55	$1.68	52%
Total cash interest expense per boe	$4.84	$4.41	10%	$4.49	$4.31	4%

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense decreased by 22% in Q2 2008 to $24.5 million compared to $31.6 million in Q2 2007 and was consistent with Q1 2008.  The decrease is caused by reduced property, plant and equipment values primarily as a result of asset dispositions in Q1 and Q2 of 2008.

Ceiling test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Enterra completed ceiling test calculations for the Canadian and U.S. cost centers at June 30, 2008 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test did not result in a write down in the Canadian or U.S. centers.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
DD&A – excluding impairment	24,537	31,632	(22%)	49,392	60,426	(18%)
Impairment expense	-	-	-	-	2,111	(100%)
DD&A	24,537	31,632	(22%)	49,392	62,537	(21%)
DD&A per boe – excluding impairment	$26.70	$27.00	(1%)	$25.86	$26.99	(4%)
Impairment expense per boe	-	-	-	-	0.94	(100%)
DD&A per boe	$26.70	$27.00	(1%)	$25.86	$27.93	(7%)

TAXES

Future income tax reduction of $12.3 million for the six months ended June 30, 2008 was primarily due to the reduction in the book value of the assets of Enterra compared to the related tax values.  The other contributing factor in the reduction is the result of a decrease in the estimated tax rate such that the temporary differences are now expected to reverse at 26.6%.  This rate reduction resulted in a recovery of $5.6 million.

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP.  These non-GAAP financial measures may not be comparable to similar measures presented by other entities.  The purpose of these financial measures, and their reconciliation to GAAP financial measures, are shown below.  All of the measures have been calculated on a basis that is consistent with previous disclosures.

Management uses cash flow netback to analyze operating performance.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash flow netback (in thousands, except for per unit and per boe amounts)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net income (loss)	(11,855)	7,878	(13,762)	(54,872)
Income taxes	(4,511)	(16,051)	(12,061)	(26,268)
Foreign exchange loss (gain)	1,017	(144)	1,197	(807)
Depletion, depreciation and accretion	24,537	31,632	49,392	62,537
Goodwill impairment	-	-	-	49,341
Non-cash interest expense	639	494	1,379	856
Unit based compensation expense	530	675	1,979	2,027
Other income	180	(248)	-	(1,284)
Unrealized mark-to-market loss on financial instruments	21,517	(4,227)	28,329	6,221
Other cash costs	(466)	(312)	(609)	710
Funds from operations	31,588	19,697	55,844	38,461
Total volume (boe)	918,983	1,172,000	1,910,340	2,239,000
Cash flow netback per boe (non-GAAP)	$34.37	$16.81	$29.24	$17.18

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from operations (in thousands)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Cash provided by operating activities	9,614	19,761	22,843	42,518
Changes in non-cash working capital items	21,540	(569)	32,354	(5,361)
Asset retirement costs incurred	434	505	647	1,304
Funds from operations	31,588	19,697	55,844	38,461

In Q2 2008, funds from operations increased by 60% over Q2 2007 and increased by 32% over the $24.0 million in Q1 2008.  The increase in funds from operations is primarily the result of higher commodity prices realized.

DISTRIBUTIONS

On September 17, 2007 Enterra suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.  In June 2008, Enterra stated that it would extend the distribution suspension until at least November 2008 and that under the current credit facility Enterra is restricted from paying distributions while it has the second-lien facility in place.  As a result, distributions were nil in Q2 2008.

Enterra currently minimizes cash income taxes in corporate subsidiaries by maximizing deductions.  However, in future periods, there may be cash income taxes if deductions in the corporate entities are not sufficient to eliminate taxable income.  Taxability of Enterra was, until September 2007, passed on to unitholders in the form of taxable distributions.  Enterra anticipates that, commencing in 2011 new tax legislation that will subject the Trust to a tax in a manner similar to corporations will decrease the amount of cash available for distribution and thus reduce any potential cash distributions to unitholders.

CAPITAL EXPENDITURES

The following table represents the capital expenditures that were paid for with cash.

Capital Expenditures (in thousands except for percentages)
	Three months ended June 30			Six months ended June 30
	2008	2007	Change	2008	2007	Change
Capital expenditures	2,404	73,313	(97%)	11,778	83,498	(86%)
Capital expenditures to be recovered (1)	10,338	-	N/A	10,338	-	N/A
Amounts recovered under agreement	(881)	-	N/A	(1,658)	-	N/A
Total	11,861	73,313	(84%)	20,458	83,498	(75%)

(1) recovered under capital recovery agreement over 36 months after billing

Enterra accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period, which is not a result of capital additions or disposals.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the six months ended June 30, 2008 in Canada, Enterra spent $6.4 million in capital expenditures.  The major components of these expenditures include: $2.3 million on the drilling and completion of 5 (4.1 net) oil wells in Alberta and Saskatchewan, $1.5 million on the acquisition of gross overriding royalty rights in northeastern British Columbia, $1.0 million related to well, facility and other equipment and $0.8 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During the six months ended June 30, 2008 in the U.S., a total of $15.7 million was spent on capital expenditures.  Of these capital expenditures, Enterra is solely responsible for a total $5.4 million, of which $4.0 million was spent on acquisitions of land for future development in Oklahoma.  In addition, $1.1 million was incurred on tie-ins to bring three new wells on production and $0.3 million was incurred on equipment upgrades to producing wells.

The remaining costs incurred include $5.4 million for salt water disposal wells and its related infrastructure which will be billed to the joint venture partner under the terms of the agreement once the projects reach a certain stage of completion.  Amounts spent on salt water disposal wells and the related infrastructure are recoverable over a three-year period under the capital recovery agreement with the joint venture partner.

Additional infrastructure costs incurred in the U.S. under the capital recovery agreement with the joint venture partner were $4.9 million during the six months ended June 30, 2008.  These costs were billed to the joint venture partner under the terms of the capital recovery agreement because the projects had reached the stage of completion.  At this point, the costs become receivable over a three-year period as specified in the agreement.  Per the agreement interest is charged on the outstanding balance at 12% per annum.  Enterra received a total of $1.7 million of principal repayments from this capital recovery agreement during 2008.

Enterra closed the dispositions of $41.6 million of non-core assets during the six months ended June 30, 2008 with the net proceeds used to reduce debt.

LIQUIDITY & CAPITAL RESOURCES

On June 27, 2008 Enterra agreed to new credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a current borrowing capacity of $135.0 million and a second-lien credit facility with a maximum of $15.0 million.  The second-lien facility declines by $3.0 million per quarter and terminates no later than October 1, 2009. The new credit facilities are subject to a semi-annual borrowing base review based on reserve information and are secured with a first priority charge over the assets of Enterra.  Current borrowings under the revolving and operating credit facilities at June 30, 2008 were $134.1 million with no borrowings under the second-lien facility.  The maturity date of the revolving and operating credit facilities is June 26, 2009 plus a one year term-out.  The provisions of the second-lien credit facility restrict distribution of cash flow to unitholders without the expressed approval of the lenders while this second-lien credit facility is in place.  The second-lien credit facility can be terminated at any time by Enterra.

Interest rates for the new credit facilities are set quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.10%, or Canadian or U.S. prime rates plus a margin of 0.10%.  Borrowings under the revolving and operating credit facilities currently bear interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 1.25%, or Canadian or U.S. prime rates plus a margin of 0.25% depending on the form of borrowing.  As at June 30, 2008 all borrowings under the facilities were denominated in Canadian dollars and interest was being accrued at a rate of 4.77% per annum.  At June 30, 2008, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The second-lien credit facility is a non-revolving credit facility, is subordinated to the revolving and the operating credit facilities and as at June 30, 2008 had not been drawn down.  The facility bears interest according to a grid similar to the above and currently bears interest at Canadian dollar BA or U.S. dollar LIBOR rates plus a margin of 3.50%, or Canadian or U.S. prime rates plus a margin of 2.50% depending on the form of borrowing.

Management believes that funds from operations and the new credit facilities are sufficient to meet its 2008 capital expenditure program.

Working Capital (in thousands)	June 30, 2008	June 30, 2007
Working capital (deficiency)	(117,669)	(191,379)
Working capital (deficiency) excluding bank indebtedness	16,419	(1,603)

RELATED PARTY TRANSACTIONS

In 2006 Enterra entered into a farm-out agreement with Petroflow Energy Ltd. (“Petroflow”), a public oil and gas company, to fund 100% of the drilling and completion costs of the Oklahoma Asset’s undeveloped lands.  The former Chief Executive Officer and former director of Enterra owned, directly and indirectly, approximately 16% of the outstanding shares of Petroflow during his tenure at Enterra.  A current director of Enterra owns approximately 2% of the outstanding shares of Petroflow.  As at June 30, 2008, US$3.2 million of trade receivables, US$9.6 million of long-term receivables and US$10.4 million of unbilled receivables related to infrastructure costs incurred by Enterra on behalf of Petroflow were due from Petroflow (of which US$4.0 million is due within one year and classified as current).  The long-term receivables are for infrastructure costs incurred that are to be repaid by Petroflow over a three-year period and is subject to interest of 12% per annum.    During Q2 2008, US$0.3 million of interest income was earned on the long-term receivables from Petroflow (Q2 2007 – $0.1 million).  In 2008, US$1.7 million of principal payments have been received.

On November 23, 2007, Enterra entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  This contract had terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expired on May 31, 2008 and was extended to June 30, 2008.  Payments of $42,600 were made to Trigger Projects Ltd. during Q2 2008 and $0.6 million was payable at June 30, 2008.  The balance payable at June 30, 2008 was comprised of a $0.5 million contract termination bonus and an additional $0.1 million contract extension fee for the month of June.

Prior to December 2007, Enterra paid Macon Resources Ltd. (“Macon”), a company 100% owned by the former Chief Executive Officer, for management services provided by the former Chief Executive Officer and for a portion of 2006 a previous Chief Financial Officer.  Macon did not provide any services to Enterra in 2008.  During Q1 2007 50,000 restricted units (valued at $0.4 million based on the unit price of trust units on the grant date) were granted to Macon.  On February 28, 2007, these restricted units vested and were converted to 50,441 trust units.  The former Chief Executive Officer resigned as an officer and director on November 27, 2007 and February 20, 2008 respectively.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and convertible debt.  The Trust also has a unit option plan, restricted unit plan, performance unit plan and warrants to purchase trust units outstanding.  The following table outlines outstanding equity instruments:

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

Outstanding unit data as at	August 13, 2008	June 30, 2008	December 31, 2007
Trust units	61,552,656	61,551,975	61,435,895
Trust unit options	917,000	917,000	1,474,334
Restricted units	2,594,605	1,584,234	1,057,483
Performance units	181,563	182,733	454,171
Warrants	-	-	301,000
8.0% Convertible debentures ($1,000 per debenture)	$80,331	$80,331	$80,331
8.25% Convertible debentures ($1,000 per debenture)	$40,000	$40,000	$40,000

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

At December 31, 2007 it was identified that as a result of turnover within Senior Management, the potential for control weaknesses was heightened.  Enterra filled these Senior Management positions in Q4 2007 and there have been no change in these positions during 2008.  Senior management will continue to monitor the effectiveness of these controls and consult with external experts to assist management in their analysis.

MANAGEMENT REMEDIATION PLANS

Senior management positions have been filled with individuals that have the necessary experience and knowledge to address the complexity of the financial reporting requirements.  These individuals are addressing the individual control deficiencies which in aggregate resulted in the material weakness noted in the December 31, 2007 report.  Senior management is confident these deficiencies will be resolved in a timely manner now that there is stability in key positions within the organization.

CHANGES IN ACCOUNTING POLICIES

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008:  Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”.

Section 1535 “Capital Disclosures” requires Enterra to provide disclosures about the capital of Enterra and how it is managed.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments - Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

The adoption of these new accounting standards did not impact the amounts reported in the financial statements of Enterra; however, it did result in expanded note disclosure (see notes 9 and 10 to the financial statements).

International Financial Reporting Standards

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.  This change in GAAP will be effective for years beginning January 1, 2011.

In December 2007, the SEC announced that the U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

Enterra continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.  Financial and operating results incorporate certain estimates including:

a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b)

estimated capital expenditures on projects that are in progress;

c)

estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves, which Enterra expects to recover in the future;

d)

estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

e)

estimated future recoverable value of property, plant and equipment and goodwill; and

f)

estimated fair value of derivatives and investments.

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.enterraenergy.com.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mmbtu	millions of British Thermal Units
bbl or bbls	barrels of oil	mmbtu per day	millions of British Thermal Units per day
bbls per day	barrels of oil per day	mmcf	millions of cubic feet of natural gas
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	Mwh	megawatt-hour
boe per day	barrels of oil equivalent per day	NGL	natural gas liquids (ethane, propane, butane and condensate
Cdn$	Canadian dollars	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
mbbl	thousand barrels of oil	Q3	third quarter of the year - July 1 to September 30
mboe	thousands of barrels of oil equivalent	Q4	fourth quarter of the year - October 1 to December 31
mcf	thousand cubic feet of natural gas	US$	United States dollars
mcf per day	thousands of cubic feet of natural gas per day	WTI	West Texas Intermediate (oil reference price)